Exhibit 99.2

KOBEX MINERALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2013

Background

This management discussion and analysis (“MD&A) of financial position and results of operation for Kobex Minerals Inc. (the “Company” or “Kobex”) is prepared as at August 22, 2013.  This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements as at and for the six months ended June 30, 2013 and with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2012.

Except as otherwise disclosed, all dollar figures included therein and in the following MD&A are quoted in Canadian dollars, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  Additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com or EDGAR at www.sec.gov/edgar.

Forward-Looking Statements

Certain of the statements made and information contained herein are “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each MD&A.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, that the Company can access financing, appropriate equipment and sufficient labour.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Company Overview

Headquartered in Vancouver, Canada, the Company is a cash-rich natural resource company engaged in the acquisition, exploration and development of mineral properties.  As of the date of this MD&A, the Company has no producing properties, and consequently has no current operating income or cash flows. The Company has claims to two exploration-stage properties located in Canada, and is seeking other portfolio assets or investment opportunities.

As at June 30, 2013, the Company had a working capital surplus of $34.4 million (December 31, 2012 - $36.1 million) of which $34.2 million (December 31, 2012 - $35.7 million) is held in cash and cash equivalent or low-risk investments, with no long-term debt. The Company’s working capital is sufficient to fund its current operations, but should the Company enter into a significant asset acquisition or investment, additional financing may be required, although there are no assurances that such financing will be available on terms favourable to the Company.

The Company’s common shares are listed on the TSX Venture Exchange (the “Exchange”) under the symbol “KXM” and are quoted on the OTCQB under the symbol “KBXMF”. In May 2013, the Company voluntarily delisted its shares from the NYSE.

Recent Changes in Officers and Directors

On March 14, 2013, Paul van Eeden and Peter Bradshaw were appointed to the Board of Directors of the Company (the “Board”).

On May 31, 2013, Dr. Roman Shklanka resigned as Executive Chairman of the Company, but retained an interim role as non-executive director and Chairman of the Company.

On June 14, 2013, James O’Rourke resigned as a Director, and Alfred Hills resigned as the Company’s President and Chief Executive Officer.

At the Company’s July 8, 2013 Annual General Meeting, Messrs. Shklanka, Hills and Bradshaw did not stand for re-election to the Board, while Kenneth Paul, Murray Sinclair and David Schmidt were elected in addition Mr. van Eeden and Michael Atkinson.

On July 10, 2013, Jack H.L. Miller was appointed to the Board, Philip du Toit was appointed as the Company’s President and Chief Executive Officer “(CEO”), John Downes was appointed as the Chief Financial Officer (“CFO”), replacing Geoffrey Bach, Sandra Lee was appointed as Corporate Secretary, and Mr. van Eeden was elected as Chairman of the Board.

Strategy and Outlook

The Company is seeking new investment opportunities in the mineral resources industry that will provide accretive value to its shareholders.  To date, the Company has evaluated numerous potential opportunities, incurring $51,797 in related expenses for the six months ended June 30, 2013 (2012 - $76,547), but none were available on acceptable terms, given their risk-reward profiles.

Since early 2011, financing markets for companies in the junior resources sector have been difficult, and many companies have been unable to obtain the funds required to develop their projects, or, in some cases, to fund working capital requirements.  Management believes the Company’s $34.2 million in cash and cash equivalents allows it to be selective in pursuing new opportunities in the junior resources sector.  As such, neither a timeline for securing an investment, nor the exact structure that such an investment will take can be provided at this time.  Until the Company has reinvested its cash and cash equivalents in new assets, the Company will focus on reducing its general and operating costs in order to preserve its capital base.

Mineral Properties

The Company currently has two properties in its portfolio, the Mel Property and the Barb Property.  During the six months ended June 30, 2013, the Company spent $14,516 (2012 - $92,278) on the Mel Property and $2,305 (2012 - $1,885) on the Barb Property for consulting services and claims renewals.

Richard Graham, P. Geol. and qualified person under the meaning of National Instrument NI 43-101, reviewed and approved the technical information relating to these two properties in the Mineral Properties section of this MD&A.  In line with the Company’s accounting policies, all expenses incurred in relation to these properties have been recorded as an expense, rather than capitalized, in its unaudited condensed consolidated interim financial statements for the six months ended June 30, 2013.

Mel Property, Yukon

The Company has an undivided 100% interest in the Mel Property situated in the Watson Lake Mining District, Yukon Territory.  The Company has agreed to pay a royalty of 1% of any Net Smelter Returns from the property to Breakwater Resources Ltd.  The Mel Property currently consists of 257 mineral claims.

Four sediment-hosted, zinc-rich zones have been identified on the Mel Property; the Main Mel, Jeri, Jeri North and Mel East Zones. The Company continues to review its strategy on the Mel property and as part of this review is considering what activities would be included in a next phase of property exploration and evaluation.

Barb Property, Yukon

The Barb property is located in the Watson Lake Mining District in Southeast Yukon, approximately 100 kilometres north of the town of Watson Lake. The wholly-owned property consists of 21 mineral claims. The geological setting within the property is prospective for hosting large, massive sulphide deposits. The Company continues to review its strategy on the Barb property including the potential of seeking an option partner to fund the next round of exploration on the project.

Results of Operations and Second Quarter Discussion

As an exploration-stage company with no technical reserves, Kobex does not have any operating revenues and has historically incurred net losses as a result of general and administrative and exploration and evaluation expenses.  Further, the Company’s accounting policy is to expense rather than capitalize exploration and evaluation expenditures incurred until technical and economic feasibility on a specific property has been established and the Company has obtained sufficient financing to fund mine development.   As such, the majority of the Company’s assets is held in cash and cash equivalents.

Significant financial statement items are as follows:

	June 30 2013	December 31 2012
	$	$
Financial Position:
Cash and cash equivalents	34,183,467	30,703,720
Investments	-	5,000,000
Other assets	298,569	594,700
Total assets	34,482,036	36,298,420
Current liabilities	82,150	226,468
Long-term liabilities	-	-
Shareholders’ equity	34,399,886	36,071,952

	For the three months ended		For the six months ended
	June 30 2013	June 30 2012	June 30 2013	June 30 2012
	$	$	$	$
Loss and Comprehensive Loss:
Exploration and evaluation expenses	10,779	100,909	51,797	171,710
General and administrative expenses
Salaries and benefits	1,083,523	195,182	1,241,321	388,253
Office facilities and sundry	185,598	97,792	270,384	193,150
Professional fees	93,802	44,069	135,775	69,727
Share-based compensation	39,731	-	6,492	-
Other	81,114	79,451	152,623	173,872
Interest income	(92,943)	(130,715)	(213,400)	(253,102)
Impairment of marketable securities	25,000	208,333	33,300	583,453
Foreign exchange (gain) loss	(124)	213	266	504
Net comprehensive loss	1,426,480	595,234	1,678,558	1,327,567
Basic and diluted loss per share	0.03	0.01	0.04	0.03
Cash Flows:
Operating activities	3,386,652	(558,155)	3,266,613	(852,573)
Investing activities	92,943	130,715	213,400	253,102
Financing activities	-	-	-	13,028

Financial Position

The Company’s cash and cash equivalents balance increased by $3.5 million between December 31, 2012 and June 30, 2013.  This increase is attributed to the reclassification of $5.0 million in short-term investments as at December 31, 2012 to cash and cash equivalents and approximately $0.2 million in interest income earned during the period.  These increases were partially off-set by $1.0 million in severance and vacation payments on the termination of employment arrangements (see section “Recent Changes in Officers and Directors”, herein), as well as approximately $0.7 million in payments for salaries, professional fees, office rent and other operating activities.

Other assets decreased from $0.6 million as at December 31, 2012 to $0.3 million as at June 30, 2013.  This was the result of reductions in amounts receivable, the amortization of prepaid expenses and a $33 thousand impairment recorded on marketable securities held by the company.

Current liabilities decreased from $0.2 million as at December 31, 2012 to $0.1 million as at June 30, 2013, primarily owing to the payment of accrued vacation liabilities on the termination of certain employment agreements during the six-month period.

Loss and Comprehensive Loss and Cash Flows – Three Months Ended June 30, 2013

The Company incurred a net comprehensive loss of $1.4 million, or $0.03 per share, for the three months ended June 30, 2013 compared to $0.6 million, or $0.01 per share, for the same period of 2012, and increase of $0.8 million. The primary contributors to this increase are as follows:

•
Salaries and benefits expense increased from $0.2 million in the second quarter of 2012 to $1.1 million in the second quarter of 2013 owing to $0.9 thousand in severance payments made in June 2013 (see “Recent Changes in Officers and Directors”, herein).

•
The expense for office facilities and sundry items increased by $0.1 million in the second quarter of 2013 compared to 2012 as a result of additional insurance expenses following the change in officers and directors in May and June 2013.

•
Professional fees for the second quarter of 2013 were approximately $50 thousand greater than in the same quarter of 2012 owing to legal fees incurred for the change in officers and directors in 2013 as well as for the Company’s voluntary delisting from the NYSE in May 2013.

•
A $40 thousand share-based compensation expense was recorded in the three months ended June 30, 2013 related to unvested stock options that had been granted to certain directors in March 2013 – the Company recognizes stock-based compensation expense over the vesting period of options granted.  During the same period of 2012, all stock options outstanding were fully-vested and no equivalent charge was recognized.

•
Interest income decreased by approximately $37 thousand in the second quarter of 2013 compared with the same period in 2012 as a result of slightly lower rates earned on a decreasing balance of combined cash and cash equivalents and investments.

Partially off-setting these expense increases was a $0.2 million decrease in impairment charges recorded in the second quarter of 2013 compared with 2012.  The impairment charges relate to the Company’s holding of common shares in Blue Sky Uranium Corp. (“Blue Sky”).  These shares are marked to their quoted fair value and have been written off from a fair value of $0.7 million as at January 1, 2012 to $38 thousand as at June 30, 2013, with the majority of this devaluation occurring in 2012.

Further off-setting the impact of expense increases was a $90 thousand decrease in exploration and evaluation expenses for the three months ended June 30, 2013 compared with the same period in 2012.  This decrease is a result of reduced activity on the Mel and Barb properties, as well as a reduction in new property evaluations as the Company underwent significant changes to officers and directors.

Operating cash in-flows were $3.4 million for the three months ended June 30, 2013 as a result of the reclassification of a $5.0 million short-term investment as cash and cash equivalents, reflecting the pending maturity of this investment.  Off-setting this reclassification were $1.4 million in cash outflows, primarily related to severance payments and other general operating activities during the quarter.

Cash in-flows from investing activities of $0.1 million resulted from interest earned on the Company’s cash and cash equivalents, which decreased from 2012 as a result of lower interest rates and principal balances invested.

Loss and Comprehensive Loss and Cash Flows – Six Months Ended June 30, 2013

The Company’s $1.7 million net comprehensive loss, or $0.04 per share, for the six months ended June 30, 2013 compares to a net comprehensive loss of $1.3 million, or $0.03 per share, for the same period in 2012.  The increase is primarily attributed to the additional severance, insurance and legal expenses incurred in the second quarter of 2013, as discussed in the previous section.

Partially off-setting the expense increases incurred in 2013 were significant decreases in exploration and evaluation as previously discussed, and in impairment charges to marketable securities recognized in 2013 compared with the first half of 2012.  In the first and second quarters of 2012, the Company recognized impairments of $0.4 million and $0.2 million, respectively, on its holdings of Blue Sky shares.  For the six months ended June 30, 2013, the Company recognized a total $33 thousand write-down.

Cash in-flows from operating activities for the six months ended June 30, 2013 were $3.2 million compared with an out-flow of $0.9 million for the year earlier.  As previously discussed, the increase is primarily attributable to the reclassification of $5.0 million from investments to cash and cash equivalents, partially off-set by increased severance and general and administrative expenditures for in the second quarter of 2013.

Cash flows from investing activities for the six months ended June 30, 2013 decreased slightly from the same period in 2012 as a result of a reduction in principle balances invested and decreased interest rates on these investments.

In the six months ended June 30, 2012, the Company had cash flows from financing activities of $13 thousand relating to proceeds received from the exercise of stock options.  No such cash flows have been received in 2013.

Events after the Reporting Period

On July 19, 2013, the Company granted stock options to purchase a total of 1,400,000 of the Company’s common shares at a price of $0.57 each, for a period of five years.

Summary of Quarterly Results

A summary of certain results over the Company’s previous eight quarters is as follows:

			Admin.		Net	Basic and
For the Three	Exploration	Stock-based	and Other	Interest	Comprehensive	Diluted Loss
Months Ended	and Evaluation1	Compensation2	Expenses3	Income4	Loss	Per Share
	$	$	$	$	$	$
June 30, 2013	10,779	39,731	1,468,913	92,943	(1,426,480)	(0.03)
March 31, 2013	41,018	(33,239)	364,756	120,457	(252,078)	(0.01)
December 31, 2012	97,334	-	381,633	128,451	(350,516)	(0.01)
September 30, 2012	149,178	-	366,720	130,276	(385,622)	(0.01)
June 30, 2012	100,909	-	625,040	130,715	(595,234)	(0.01)
March 31, 2012	70,801	-	783,919	122,387	(732,333)	(0.02)
December 31, 2011	30,632	48,850	722,282	130,156	(671,608)	(0.02)
September 30, 2011	73,156	21,511	713,321	129,477	(678,511)	(0.01)

1 Exploration and evaluation expense relates to costs incurred in relation to the Mel and Barb properties as well as to evaluate new potential investment opportunities. Since September 2012, the Company has decreased such activities as it works to reduce costs and has just incurred claim and maintenance costs related to the Mel and Barb properties in 2013.

2 Stock-based compensation is the expense related to stock options over their vesting period.  Between December 31, 2011 and December 31, 2012, all options outstanding were fully-vested, and no stock-based compensation expense was recorded.  In the quarter ended March 31, 2013, the Company granted 400,000 options to two directors.  The expense in this quarter was more than off-set by a reclassification related to options granted in prior quarters that resulted in a recovery for this period.

3 Administrative and other expenses include items such as office administration, salaries and benefits, professional fees and impairments on the Company’s holdings of marketable securities.  These for the quarter ended September 30, 2011 through June 30, 2012 were higher than the following three quarters as a result of impairments on mark-to-market security holdings resulting from general declines in equity markets.  For the three months ended June 30, 2013, a significant increase in these expenses resulted from severance payments to former executives of the Company.

4 Interest income relates to earnings on the Company’s balance of cash and cash equivalents and short-term investments.  Generally, interest income has been consistent over the last eight quarters, but a reduction occurred in the three months ended June 30, 2013 as a result of a decrease in the principle balance of such amounts and a decrease in interest rates obtained.

Liquidity and Capital Resources

As of the date of this MD&A, the Company has a working capital surplus of approximately $33.3 million.  Management of the Company believes this amount is sufficient for it to maintain operations for the next 12 months and to execute a strategy of identifying and assessing potential investment opportunities.  Depending on the size of a successful opportunity, the Company may be able to fund an investment and subsequent operating costs out of its existing working capital, or it may require additional financing through debt or equity.  There is no assurance that the Company will be able to obtain financing on favourable terms to support such an acquisition.

Management is not aware of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.

The Company is not currently party to any interest rate or currency hedging arrangements and does not expect to be under its current operations.

Contractual Commitments

The Company is party to an office sub-lease agreement, which expires February 2, 2016, with Copper Mountain Mining Corporation. The contractual commitments for rent and office operating costs pursuant to the agreement, as at the date of this MD&A are summarised as follows:

2013	2014	2015	2016	Total
$66,521	$201,716	$204,066	$17,022	$489,325

Copper Mountain Mining Corporation and the Company had a director in common until June 14, 2013.

Critical Accounting Estimates and IFRS

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of the fair value of share-based compensation, other than temporary impairments for investments, environmental obligations and the recoverability of deferred tax assets.  Actual results may differ from these estimates.

Reference should be made to the Company’s significant accounting policies contained in Note 2 of the Company's audited consolidated financial statements for the years ended December 31, 2012 and 2011.  These accounting policies can have a significant impact on the financial performance and financial position of the Company.

Share-based Compensation

The Company records share-based compensation for options using the fair value method. Under the fair value method, share-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable. This fair value is typically determined using the Black-Scholes option pricing model, and recognized as an expense over their vesting period of the related options using the graded method, with an offsetting amount recorded in equity reserves.

Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

Proceeds from the exercises of share options are recorded as share capital and the related fair value of these options is transferred from equity reserves to share capital.

Mineral Properties and Exploration and Evaluation

Direct costs related to the acquisition of exploration stage resource property interests are capitalized. All other exploration and evaluation expenditures are recognized as an expense as they are incurred until a property reaches the development stage.   Development expenditures incurred after all necessary development funding has been secured and permits in place, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned, then the costs are written-off, or if its carrying value has been impaired, then it is written down to fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Future Changes in Accounting Policies

Certain new accounting standards and interpretations have been published that are not mandatory for the current reporting period. These standards have been assessed to not have a significant impact on the Company’s financial statements:

i.	IAS 32, “Financial Instruments: Presentation”

IAS 32 is amended to clarify requirements for offsetting financial assets and financial liabilities. This accounting policy is effective for fiscal years beginning on or after January 1, 2014.

ii.	IFRS 7, “Financial Instruments: Disclosures”

IFRS 7 is amended to enhance disclosure requirements related to offsetting financial assets and financial liabilities. This accounting policy is effective for fiscal years beginning on or after January 1, 2015.

iii.	IFRS 9, “Financial Instruments”

The IASB intends to replace IAS 39 – “Financial Instruments: Recognition and Measurement” in its entirety with IFRS 9. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest, in which case it is at fair value through profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

Financial Instruments and Risk Management

As at June 30, 2013, the Company’s financial instruments comprised cash and cash equivalents, marketable securities, amounts receivable and accounts payable and accrued liabilities.  With the exception of cash and cash equivalents and marketable securities, all financial instruments held by the Company are measured at amortized cost.  The fair values of these financial instruments approximate their carrying value due to their short-term maturities. Fair values of financial instruments are classified in a fair value hierarchy based on the inputs used to determine fair values.

The levels of the fair value hierarchy are as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 –	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 –	Inputs that are not based on observable market data.

Financial instruments measured at fair value on the balance sheet are summarized in levels of fair value hierarchy as follows:

	Level 1	Level 2	Level 3
	$	$	$
Cash and cash equivalents	34,183,467	-	-
Marketable securities	37,500	-	-
	34,220,967	-	-

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, and interest rate risk.

Currency risk

Currency risk is the risk that fluctuations in the exchange rates between the Canadian dollar and another currency may result in realized or unrealized foreign exchange losses.  As of the date of this MD&A, the Company does not maintain significant cash balances in foreign currencies and settles any transactions in foreign currencies quickly, so it’s exposure to currency risk is considered insignificant. As such, the Company has not hedged its exposure to currency fluctuations, but will review this policy should foreign currency transactions become more material.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s maximum exposure to credit risk is attributed to the following:

	June 30, 2013	December 31, 2012
	$	$
Cash and cash equivalents	34,183,467	30,703,720
Amounts receivable and deposit	215,368	450,962
Investments	-	5,000,000
	34,398,835	36,154,682

The Company limits exposure to credit risk by maintaining its cash, through a single investment advisor, with large Canadian financial institutions. As at June 30, 2013, the most held with any single institution was approximately $13,800,000.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. As at June 30, 2013, the Company’s cash and cash equivalents is sufficient to meet its financial obligations and current operating requirements for the next 12 months.  Cash and cash equivalents comprise amounts that are immediately accessible or are accessible within a 90-day period.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s $34,183,467 in cash and cash equivalents as at June 30, 2013 are held in variable-rate accounts, the Company is exposed to interest rate risk.  A prolonged 1% decrease (increase) in interest rates earned on these accounts would result in a decrease (increase) in annualized interest income of approximately $340,000.

Other Risk Factors

The Company’s operations and results are subject to a number of different risks at any given time.  These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks.  Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.

Title Risk

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Financial Markets

Although the Company`s existing working capital is sufficient to fund current operations and near-term obligations, the Company may require access to capital markets to fund new property acquisitions or investments.  Such markets in North America have weakened for companies in the junior resource sector since 2011 and are volatile.    As such, the Company may not be able to access new sources of capital on favorable terms.

Political Risk

Political risk is the risk that the Company`s assets and earnings may be adversely affected by political, legal or social developments in the jurisdictions in which it operates.  Currently, the Company`s operating activities and mineral property interests are located in Canada, which has a low political risk.  However, future property acquisition or investment opportunities may be located in less favorable jurisdictions.

Environmental Risk

The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates.  Present or future laws and regulations, however, may affect the Company’s operations.  Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines.  Programs may also be delayed or prohibited in some areas.  Although minimal at this time, site restoration costs are a component of exploration expenses.

Investor Relations

The Company maintains a website at www.kobexminerals.com, and has not entered into any agreements with any investor relations firms.

Share Data Information

As of the date of this MD&A, the Company has the following outstanding:

Common shares:	46,082,413
Stock options:	4,441,178

Of the stock options outstanding, 229,422 are vested and are in-the-money.